Form 51-102F3

Material Change Report

Item 1

Name and Address of Company

MAG SILVER CORP. (the “Issuer”)

328 – 550 Burrard Street

Vancouver BC, V6C 2B5

Telephone:  (604) 630-1399  Facsimile:  (604) 484-4710

Item 2

Date of Material Change

21 August 2007

Item 3

News Release

The Issuer issued a news release at Vancouver, British Columbia on 21 August 2007 through Marketwire.

Item 4

Summary of Material Change

MAG AND PEÑOLES PURCHASE LAND COVERING THE JUANICIPIO VEIN

Vancouver, B.C….MAG Silver Corp. (TSXV: MAG) (AMEX: MVG) (“MAG”) and Industrias Peñoles S.A.B. de C.V. (“Peñoles”) announce that Peñoles, on behalf of the Juanicipio Joint Venture, has completed a third surface land purchase covering a 2.5 kilometre westerly strike projection of the Juanicipio Vein.

Item 5.1

Full Description of Material Change

Please see the Issuer’s news release dated 21 August 2007 (NR#07-23) for a full description of the material change.

Item 5.2

Disclosure for Restructuring Transactions

Not applicable.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

For further information, contact Dan MacInnis, President and CEO of the Issuer, at (604) 630-1399.

Item 9

Date of Report

Dated 21 August 2007